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                                                                      EXHIBIT 11

                             DeVlieg-Bullard, Inc.
                       Computation of Earnings per Share
               (unaudited - in thousands, except per share data)

                                                   Three Months Ended
                                                       October 31,

                                                    1996             1995
 Net income (loss)                                 $  729          $(1,120)
                                                   ======          =======

 Average number of common
          shares outstanding                       12,250           12,250
 Dilutive effect of outstanding
          options (a)                                 218              237
 Dilutive effect of outstanding
          stock purchase warrants (a):
          Class A (issued May 1994)                   996              996
          New Class A (issued October 1995)           498               49
          Class B (c)                                 519               --
          Class C (d)                                 747               19
                                                   ------          -------
 Total shares used in calculation of
          earnings per share                       15,228           13,551
                                                   ======          =======

 Income (loss) per share                           $ 0.05          $ (0.08)
                                                   ======          =======


(a)      As determined by application of the treasury stock method.

(b)      Not included in calculation as effect would be antidilutive.

(c) The Class B stock purchase warrants are issuable in May 1997 using a formula based on the average closing stock price for the 90 days prior to issuance. If such warrants were issuable on October 31, 1996, approximately 519 warrants would be issued. The Class B warrants became issuable on March 18, 1996. The actual number of warrants to be issued cannot be determined at this time because they are based on a formula that uses the average closing stock price for 90 days prior to May 25, 1997. If the average stock price for the 90 days prior to May 25, 1997 is $4.29 or higher, no additional warrants will be issued. However, if the average stock price is $3.00 or $1.75 for the 90 days prior to May 25, 1997, the number of warrants to be issued would be approximately 360 and 1,200, respectively.

(d) In connection with the refinancing of the senior debt facility in October 1995, 750,000 Class C stock purchase warrants ("Class C Warrants") were issued. The Company has the opportunity to earn back these warrants based on earnings as defined in the agreement. For the three months ended October 31, 1996, the Company did not meet the defined earnings level, therefore all Class C Warrants were considered outstanding.





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